Exhibit 107

Calculation of Filing Fee Tables

F-3

(Form Type)

AirNet Technology Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation Rule	Amount Registered(1)(2)	Proposed Maximum Offering Price Per Unit(3)	Maximum Aggregate Offering Price(3)	Fee Rate	Amount of Registration Fee
Fees to be paid	Equity	Ordinary Shares, as represented by American Depository Shares	Rule 457(c)	15,555,600	$0.40125	$6,241,684.50	0.00015310	$955.60
		Total Offering Amounts						$955.60
		Total Fees Previously Paid						$-
		Total Fee Offsets						$-
		Net Fee Due						$955.60

(1)	As described in greater detail in the prospectus contained in this registration statement, the ordinary shares to be offered for resale by the selling shareholders include an aggregate of 15,555,600 ordinary shares issued to such selling shareholders pursuant to certain securities purchase agreement dated as of February 19, 2025.

(2)	Pursuant to Rule 416 under the Securities Act of 1933, as amended, an indeterminate number of additional securities are registered hereunder that may be issued to prevent dilution in connection with a stock split, stock dividend, recapitalization, or similar event or adjustment. In addition, an indeterminate number of Ordinary Shares are registered hereunder that may be issued upon conversion of or exchange for any other securities.

(3)	This estimated number is calculated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act. The proposed maximum offering price per share and the proposed maximum aggregate offering price are based on the average of the high and low sale prices of the registrant’s ADSs on Nasdaq on March 27, 2025, or $0.40125, divided by 1 (to give effect to the 1:1 ratio of Ordinary Shares to ADSs).